EXHIBIT 7.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

	Years Ended December 31,
(Amounts in millions of dollars)	2016	2015	2014	2013	2012
Net income(a)	6,196	5,087	4,244	11,228	13,648
Income tax expenses(a)	970	1,653	8,614	14,767	16,747
Non-controlling interests	10	(301)	6	293	188
Equity in income of affiliates (in excess of)/ less than dividends received	(643)	(311)	29	(775)	272
Interest expensed	734	742	536	656	649
Estimate of the interest within rental expense	543	477	406	357	334
Amortization of capitalized interest	161	174	160	135	205

Total(a)	7,971	7,521	13,995	26,661	32,043

Interest expensed	734	742	536	656	649
Capitalized interest	481	362	341	349	333
Estimate of the interest within rental expense	543	477	406	357	334
Preference security dividend requirements of consolidated subsidiaries	—	—	—	—	—

Fixed charges	1,758	1,581	1,283	1,362	1,316

Ratio of earnings to fixed charges(a)	4.53	4.76	10.91	19.57	24.35

(a)	Figures for 2013 have been restated pursuant to the retrospective application of the accounting interpretation IFRIC 21 from January 1, 2014, and figures for 2012 have been restated pursuant to the retrospective application of the revised accounting standard IAS 19 from January 1, 2013.